Richard K. Reece	1170 Peachtree Street, NE
Executive Vice President and	Suite 2400
Chief Financial Officer	Atlanta, GA 30309-7676
Acuity Brands, Inc.
Tel: 404 853 1464
Fax: 404 853 1411
ricky.reece@acuitybrands.com
www.AcuityBrands.com
January 30, 2012
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Re:    Acuity Brands, Inc.
Form 10-K for the Year Ended August 31, 2011
Filed October 28, 2011
File No. 001-16583
Dear Mr. Spirgel:
We are writing in response to the letter (the “Comment Letter”) dated January 19, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2011 (the “Form 10-K”). The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.
In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended August 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
Outlook, page 25
Staff Comment 1: Public statements by your Chief Executive Officer indicate that sales of LED based luminaries quadrupled during the fourth quarter of fiscal year 2011 as compared to the fourth quarter of fiscal year 2010 and now represent almost 5% of total net sales. Supplement your disclosure to discuss this known trend and the impact you expect increased LED based luminary sales to have on your financials including profit margin. See Regulation S-K Item 303(a)(3)(ii).
Response 1: The Company acknowledges the Staff's comment regarding public statements made by the Company's Chief Executive Officer and disclosures within the Outlook section of Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K. Management believes that the transition to solid-state lighting, including products incorporating light-emitting diodes (“LED”) as a light source, is one of several catalysts for future growth opportunities for both the Company and its markets served due to the energy efficiency and additional features and benefits that solid-state lighting has the ability to provide. However, we did not specifically discuss the impact of sales of LED products in the Form 10-K because they represented 3% of total sales for the fiscal year ended August 31, 2011 and 5% of total sales for the quarter ended August 31, 2011, which was

Securities and Exchange Commission
January 30, 2012

immaterial to the Company's overall operations for the three years ended August 31, 2011. Further, as also noted in public statements by our Chief Executive Officer, while management estimates that current overall profit margins on LED products were somewhat dilutive to the Company's profit margin, the impact was not material. Additionally, we expect future declines in component costs will outpace expected decreases in selling prices of these products, resulting in profit margins consistent with products we sell today with florescent and high intensity discharge (“HID”) light sources. From the Company's perspective, LED is another type of light source, although it incorporates a different technology with additional benefits. We integrate various light sources with other components to produce products that achieve specific visual effects and optimize energy efficiency. The Company does not manufacture any of the various light sources used in its products and, therefore, is agnostic to the light source. We will continue to monitor the impact of LED product sales on the Company's results from operations, financial condition, and cash flows. As such, if LED products specifically and materially impact the Company's expected future performance, we will supplement the disclosures in future filings as appropriate to communicate the current and expected future impact on sales and profit margins of LED product sales based on facts and circumstances at that time. The scope of these disclosures will be subject to change based on numerous factors, including, but not limited to, market acceptance and trends, customer demand, materials and component costs, and materiality.
Definitive Proxy Statement Incorporated by Reference Into Part III
Compensation Discussion And Analysis, page 27
Staff Comment 2: Please explain how you determined that you had four named executive officers for purposes of reporting compensation as opposed to five. See Regulation S-K Item 402(a)(3).
Response 2: In connection with the preparation of the Form 10-K and our proxy statement for our 2011 annual meeting of stockholders, we reviewed the definition of an “executive officer” contained in Rule 3b-7 of the Securities Exchange Act of 1934 (the “Exchange Act”) for purposes of our disclosure pursuant to Item 402 of Regulation S-K and determined that the only employees of the Company that are “executive officers” under the definition are the four named executive officers listed in the proxy statement. We determined that: (i) none of the Company's other vice presidents are in charge of a principal business unit, division or function, and (ii) none of the Company's other officers or employees perform a policy making function. Accordingly, we have provided disclosure pursuant to Item 402 of Regulation S-K for three current officers of the Company and one former officer of the Company, all of which we believe qualify as executive officers under Rule 3b-7 of the Exchange Act: our chief executive officer, our chief financial officer, our executive vice president in charge of our principal business unit and our former executive vice president and chief financial officer of our principal business unit. This approach is also supported by our management organizational structure, which was recently streamlined to enhance decision making and performance resulting in the elimination of the chief financial officer of our principal business unit. Our chairman and chief executive officer currently has two direct reports - our executive vice president in charge of our principal business unit, who is responsible for all customer and operational functions, and our chief financial officer, who is responsible primarily for all financial, accounting, and administrative support functions.
Please feel free to contact me at 404-853-1464 with any questions concerning this letter.

ACUITY BRANDS, INC.

By:	/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer

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